May 9, 2005



Mr. Mark Weber
Chief Financial Officer
New World Brands, Inc.
2019 SW 20th Street, Suite 109
Fort Lauderdale, Florida 33315

	RE:	Form 10-KSB for the fiscal year ended May 31, 2004
		File Date: August 30, 2004
		File No. 033-91432

Dear Mr. Weber,

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief